EXHIBIT 2

Amid corporate takeover attempt, Stillwater Mining revokes $2.3M in shares awarded to CEO

Associated Press / Washington Post

April 10, 2013

"The dissident shareholder group has made the company’s compensation practices a central issue in its campaign to oust Stillwater’s board of directors."

"Schweitzer has teamed with a New York hedge fund, the Clinton Group, in the bid to oust McAllister and other Stillwater board members. They would be replaced with a new team that would include the former Democratic governor.

Clinton Group managing director Greg Taxin said it was shocking that the company’s board of directors 'blew right past the limits approved by stockholders' in awarding McAllister the shares."